SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for August 2005

São Paulo, September 5, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today released preliminary passenger statistics for the month of August 2005. System-wide passenger traffic for July increased 58.7%, while capacity increased 57.7% . As a result, GOL’s system load factor reached 65.6% .

Domestic passenger traffic (RPK) for August increased 52.5% while capacity (ASK) increased 51.5% . Accordingly, domestic load factor for the month increased 0.4 points to 65.6% .

International passenger traffic for August was 30.8 mm RPK while capacity was 46.2 mm ASK. International load factor for the month was 66.7% .

Operating Data	August 2005 *	August 2004 *	Change (%)
Total System
Available Seat Kilometers – ASK (mm) (1)	1,187.6	753.3	57.7%
Revenue Passenger Kilometers - RPK (mm) (2)	779.5	491.1	58.7%
Load Factor (3)	65.6%	65.2%	+0.4 p.p.
Domestic Market
Available Seat Kilometers – ASK (mm) (1)	1,141.4	753.3	51.5%
Revenue Passenger Kilometers - RPK (mm) (2)	748.6	491.1	52.5%
Load Factor (3)	65.6%	65.2%	+0.4 p.p.
International Market
Available Seat Kilometers – ASK (mm) (1)	46.2	NM	NM
Revenue Passenger Kilometers - RPK (mm) (2)	30.8	NM	NM
Load Factor (3)	66.7%	NM	NM

1.	Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
2.	Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
3.	Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).
*	Current year – preliminary data; previous year – final data.
Source: GOL.

In light of the significant external influences presently affecting our markets, the Company wishes to offer the following additional comments:

-
Pricing in the Brazilian domestic market during 3Q05 is weaker than expected, in part due to hostile actions of competitors. While GOL’s July passenger revenues per ASK increased over June, fare policies by main competitors in August resulted in a reduction in passenger revenue per ASK vs. July. In August, GOL was more conservative in pricing in some of its markets, and may have experienced some reduction in August load factor as a consequence. Going forward, the pricing environment may remain challenging despite the need for loss making competitors to adjust fares to operate profitably. GOL is satisfied with the general strength of demand for air travel in its markets at present.

-
While extremely high fuel prices continue to pressure costs, GOL is satisfied with its overall cost performance. We expect total operating costs per seat kilometer (CASK) in 3Q05 to be in line with 2Q05.

-
If pricing in its principal markets remains stubbornly low, GOL will re-affirm pricing policies that will allow it to maintain appropriate load factors. With its low costs, strong balance sheet, and the most fuel efficient fleet in its markets, GOL is better positioned to compete on this dimension than any other single airline in South America.

-
The Company does not wish to revise at this time the 2005 EPS guidance of R$2.85 – R$3.15 per share it previously provided to investors. Even with the adverse competitive and fuel environment, we expect to be within our guidance for the full year 2005. However, if the pricing environment does not improve, we expect to finish the year in the lower half of our full year EPS guidance.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 370 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

For additional information please contact:

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – U.S. and Europe	Media – Brazil and Latin America
Gavin Anderson & Company (New York)	MVL Comunicação (São Paulo)
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.